METZGER & MCDONALD PLLC

A PROFESSIONAL LIMITED LIABILITY COMPANY

ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800	Facsimile 214-224-7555
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
WWW.PMKLAW.COM

October 11, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Real Estate and Commodities

Re: American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) -       Form 10-K for the year ended December 31, 2017, filed April 2, 2018

Ladies and Gentlemen:

On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”), this letter is being filed as correspondence, uploaded on the EDGAR system on behalf of ARL, in response to a letter of comment from the Staff of the Securities and Exchange Commission, dated October 5, 2018. Schedule 1 annexed to this letter contains the response to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter is being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or on Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President of ARL, at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc: American Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Attn: Gene S. Bertcher, Executive Vice President

and Chief Financial Officer

SCHEDULE 1

Response to Comments of the Staff of

The Securities and Exchange Commission

by letter dated October 5, 2018, with respect to

Form 10-K for the fiscal year ended

December 31, 2017, filed April 2, 2018

American Realty Investors, Inc.

Commission File No. 001-15663

_________________

The following information is provided in response to comments of the Staff of the Securities and Exchange Commission, rendered by a letter dated October 5, 2018, with respect to Form 10-K for the fiscal year ended December 31, 2017, filed April 2, 2018, of American Realty Investors, Inc. (the “Company”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument, where applicable.

Form 10-K for the fiscal year ended December 31, 2017

Item 9A. Controls and Procedures, Page 70

Comment/Observation No. 1. In future filings please identify which version of the COSO framework (1992 or 2013) management used in performing its assessment of internal control over financial reporting.

Response to Comment/Observation No. 1. In future filings, the Company will identify which version of the COSO framework (1992 or 2013) management used in performing its assessment of internal control over financial reporting by stating that “Management conducted an evaluation of the effectiveness of internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.”